Uf 3-28-02

02019520

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 22 2002 WASH., D.C.

SEC FILE NUMBER
8-52712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STREETEDGE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 West 86th Street, Suite 1102
(No. and Street)

New York	New York	10024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry F. Willman **212 - 595-3525**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Uf 4-4-02

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Barry F. Willman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Streetedge Capital, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

KATHLEEN A. MARTIN
NOTARY PUBLIC, State of New York
No. 01MA4619324
Qualified in New York County
Commission Expires Nov. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StreetEdge Capital, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001 and period from May 26, 2000
(date of incorporation) through December 31, 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
StreetEdge Capital, Inc.

We have audited the accompanying statements of financial condition of StreetEdge Capital, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from May 26, 2000 (date of incorporation) through December 31, 2000 and the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StreetEdge Capital, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the period from May 26, 2000 (date of incorporation) through December 31, 2000 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 15, 2002

StreetEdge Capital, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash	**$ 15,411**	$ 15,138
Total assets	**$ 15,411**	$ 15,138
Stockholder's equity		
Common stock, $0.001 par value; 200 shares authorized; 1 share issued and outstanding	**$ 1**	$ 1
Additional paid-in capital	**16,999**	16,999
Accumulated deficit	**(1,589)**	(1,862)
Total stockholder's equity	**$ 15,411**	$ 15,138

See accompanying notes.

StreetEdge Capital, Inc.

Statements of Operations

	Year ended December 31, 2001	Period from May 26, 2000 (date of incorporation) through December 31, 2000
Interest income	**$273**	$ 138
Organization expense	**–**	2,000
Net income (loss)	**$273**	$ (1,862)

See accompanying notes.

StreetEdge Capital, Inc.

Statements of Changes in Stockholder's Equity

Year ended December 31, 2001 and period from May 26, 2000 (date of incorporation) through December 31, 2000

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Initial capital contribution	1	$1	$16,999	$ –	$17,000
Net loss	–	–	–	(1,862)	(1,862)
Balance, December 31, 2000	1	1	16,999	(1,862)	15,138
Net income	–	–	–	273	273
Balance, December 31, 2001	**1**	**$1**	**$16,999**	**$ (1,589)**	**$15,411**

See accompanying notes.

StreetEdge Capital, Inc.

Statements of Cash Flows

	Year ended December 31, 2001	Period from May 26, 2000 (date of incorporation) through December 31, 2000
Cash flows from operating activities		
Net income (loss)	$ 273	$ (1,862)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization of organization expense	–	2,000
Net cash provided by operating activities	273	138
Cash flows from financing activities		
Capital contribution	–	15,000
Net cash provided by financing activities	–	15,000
Net increase in cash	273	15,138
Cash at beginning of period	15,138	–
Cash at end of period	$ 15,411	$15,138
Supplemental disclosures of cash flow information		
Noncash financing activity:		
Noncash contribution of prepaid organization expenses	$ –	$ 2,000

See accompanying notes.

StreetEdge Capital, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

StreetEdge Capital, Inc. (the "Company"), a wholly-owned subsidiary of StreetEdge, Inc. (the "Parent"), was incorporated on May 26, 2000 and is a Delaware corporation. As of December 22, 2000, the Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company will not carry accounts for customers or perform custodial functions related to securities. All customer transactions will be cleared through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission Rule 15c3-3.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company considers all highly liquid investments purchased with a time to maturity of three months or less to be cash equivalents. Cash balances at December 31, 2001 and 2000 are deposited at one financial institution.

3. Taxes

The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of the Parent. In accordance with the Company Administrative Services Agreement (the "Agreement") (see Note 5), the Parent pays all income taxes related to the Company.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness and net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $15,411, which was $10,411 in excess of its required net capital of $5,000.

Advances, dividend payments, and other equity withdrawals by the Company are restricted by the regulations of the SEC and other securities agencies unless proper approval has been obtained from the Company's designated regulatory organization.

5. Related Party Transactions

The Company has entered into the Agreement with its Parent, whereby the Parent pays all expenses of the Company. For the year ended December 31, 2001, such expenses approximated $17,000 and during the period from May 26, 2000 (date of incorporation) through December 31, 2000, such expenses approximated $34,000.

Supplemental Information

StreetEdge Capital, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Stockholder's equity	$ 15,411
Less nonallowable assets and haircuts on securities:	
Nonallowable assets	–
Haircuts on securities	–
Net capital per Rule 15c3-1	$ 15,411
Aggregate indebtedness	$ –
Minimum net capital requirement	$ 5,000
Excess net capital	$ 10,411
Ratio of aggregate indebtedness to net capital	0:1

No difference exists between net capital per Rule 15c3-1 calculated above and net capital per Rule 15c3-1 included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing. However, the computation is slightly different as stockholder's equity and nonallowable assets shown above have both been reduced by $2,000 from the amounts shown in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

StreetEdge Capital, Inc.

Statement Regarding the Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subparagraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
StreetEdge Capital, Inc.

In planning and performing our audit of the financial statements and supplemental information of StreetEdge Capital, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons,
- Recordation of differences required by Rule 17a-13, and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the use of management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 15, 2002

Financial Statements and Supplemental Information

StreetEdge Capital, Inc.

Year ended December 31, 2001 and period from May 26, 2000
(date of incorporation) through December 31, 2000
with Report and Supplementary Report of Independent Auditors